Exhibit 99.2

NEVADA GEOTHERMAL POWER INC. Management’s Discussion and Analysis For the Year Ended June 30, 2008	Form 51-102F1

EFFECTIVE DATE

This Management Discussion and Analysis (“MD&A”) is an overview of the activities of Nevada Geothermal Power Inc. (“the Company”) for the year ended June 30, 2008 and incorporates certain information from the prior two fiscal years.  In order to better understand the MD&A, it should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended June 30, 2008. These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).  All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.  The effective date of this Management Discussion and Analysis is October 10, 2008.  This MD&A contains statements that constitute forward-looking statements and other cautionary notices (Refer to “Forward Looking Statements and Estimates” on page 11).

DESCRIPTION OF BUSINESS

The Company is evaluating and developing geothermal power projects, principally in Nevada and Oregon. Geothermal electricity is generated by conventional turbines, driven by hot, high pressure water and steam from underground geothermal reservoirs. Cool geothermal water is re-injected into the reservoir where it is reheated to be used again in a continuous cycle. The result is clean, renewable, sustainable electric power.

Geothermal power plants use proven technology to produce base load power for growing utilities, particularly those located in States, such as Nevada and Oregon, with Renewable Portfolio Standards (“RPS”) that are requiring generation from renewable resources. The Company’s view is that demand is strong and growing from both utility and private customers, and that the value of electricity and environmental credits will increase in the future. Among sources of renewable power, geothermal is particularly attractive since it provides steady base load electricity that is not dependent upon the weather.

The business offers a combination of low customer, price and construction risk, as a result of public utility commitments to long term power purchase contracts and, as long as they are available,  fixed price engineering, procurement and construction (“EPC”) agreements. Operating risk is reduced by proven technology and annual operating costs that are modest relative to capital costs. Among the  major risks are access to and the cost of capital for large investments in exploration, development and construction that are not completely predictable. The Company and/or its wholly owned US subsidiary, Nevada Geothermal Power Company (“NGPC”), holds leases on four properties: Blue Mountain, Pumpernickel and Black Warrior, all located in Nevada, and Crump Geyser located in Oregon.

OVERALL PERFORMANCE

The Company’s short term strategy is the development of its Blue Mountain property, establishing revenue and earnings as well as organizational capabilities as rapidly as possible. The Company has signed a Power Purchase Agreement with Nevada Power Company for the sale of up to 35 MW of power, contracted with Ormat Nevada Inc. (“Ormat” - NYSE: ORA) to build a 49.5 (gross) MW power plant (40 (net) MW), contracted with Sierra Pacific Power Company (“SPPC”) for a 75 MW interconnection to the grid, and is executing a drilling program to develop the required geothermal resource.

During the year ended June 30, 2008, a third party geothermal consulting company increased its estimate of the Company’s resource at Blue Mountain by one third, to 40 (net) MW (90% probability), consistent with the size of the power plant under construction by Ormat. The Company is negotiating the terms for selling the additional power from the power plant under construction.

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NEVADA GEOTHERMAL POWER INC. Management’s Discussion and Analysis For the Year Ended June 30, 2008	Form 51-102F1

During the year, the Company secured bridge financing of US$20 million plus US$15 million letters of credit from Glitnir banki hf (“Glitnir”), and raised $15 million in a private placement ($10 million bought deal and $5 million oversubscribed) with Dundee Securities Corporation. These funds were used primarily to: complete five wells in the Company’s drilling program, support preliminary EPC work by Ormat, complete permitting, negotiate the Large Generator Interconnect Agreement (“LGIA”) with SPPC, and negotiate easements for the transmission line connecting Blue Mountain power to the SPPC transmission line.

The five wells completed during the year ranged in depth from 2370 to 5706 feet. A third party consulting firm estimates two of the wells will each produce 7.5 (net) MW power. A third well will produce 5.5 (net) MW power (unassisted) or, if pumped like the other wells, approximately 7.5 (net) MW.  This third well could also be used as an injection well.  The remaining two wells are not currently commercial, but may be reworked by drilling deeper or sidetracking.  Combined with the production well drilled during 2006, which will produce 7 (net) MW, the geological field work to date has proven between 27.5 (net) MW and 29.5 (net) MW, or approximately 70% -75% of the power required for the contracted power plant.

During December 2007, the Company received approval from the United States Department of the Interior, Bureau of Land Management, for its Operation and Utilization Plan. Based upon the Finding of No Significant Impact (“FONSI”), the Company proceeded with its geothermal development. During February 2008, the Company and Ormat signed a US$20 million Limited Notice to Proceed (“LNTP”) under a fixed price, date certain, guaranteed performance EPC contract, concluded March 28, 2008. The LNTP was initially supported by an irrevocable US$10 million letter of credit.

During April, the Company began working with a bank group led by Morgan Stanley and Glitnir to syndicate a construction loan, and provide a Full Notice to Proceed (“FNTP”) to Ormat.  During May, 2008 the Company sold 15 million shares at Cdn $1 per share to enable it to meet its commitment to financing 20% of the equity for the larger than initially planned plant, committed to a second LNTP increasing the scope of work to US$26.3 million and negotiated an increase in the size of the LNTP letter of credit from Glitnir to US$15 million.

At the end of June, as a result of changing financial market conditions, it was clear that lenders would require more time to assess the construction loan. As a result, the Company could not enter into the anticipated FNTP with Ormat and instead committed to a third LNTP, increasing the EPC work commitment to US$29.3 million and extending the term of LNTP work to July 31, 2008. A fourth LNTP commitment extended the LNTP term to August 31, 2008 and increased the Company’s commitment to US$32.3 million. Ormat remained committed to the fixed price, the December 31, 2009 scheduled completion date (date certain) and all performance guarantees.

On August 29, 2008 the Company closed a financing with Trust Company of the West (“TCW”), a major New York based investment management firm, for up to US$180 million. Concurrently, the Company issued the FNTP to Ormat, repaid the Glitnir bridge loan, and provided cash collateral for both the US$15 million Ormat letter of credit and a US$1.37 million Sierra Pacific letter of credit.

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NEVADA GEOTHERMAL POWER INC. Management’s Discussion and Analysis For the Year Ended June 30, 2008	Form 51-102F1

GEOTHERMAL PROPERTY INTERESTS

As at June 30, 2008, the Company’s geothermal property interests comprised the following:

1)  Blue Mountain Geothermal Property – Humboldt County – Nevada

The property is located about 32 km (22 miles) west of the town of Winnemucca.  The Company has leased the geothermal mineral interest in 17 land sections covering 4,445 hectares (10,984 acres) from the Bureau of Land Management (“BLM”), Burlington Northern Santa Fe (“BNSF”), Nevada Land and Resource Company (“NLRC”), Crawford and DeLong Ranch, and RLF Nevada Properties. The Company holds a 100% geothermal mineral interest and is entitled to explore, develop, and produce any geothermal resources located on the properties.  At the property, a shallow thermal anomaly covers 10 km² (4 mi²).

Five drill pads were completed in August 2006.  The first production well, 26A-14, was completed in September 2006 to a total depth of 858 m (2815 ft). A third party geothermal consulting company determined that data from flow-test results are indicative of a prolific well, with the potential to produce 7 (net) MW of power.  A December 11, 2006 a temperature survey from 26A-14 recorded a maximum temperature of 192°C (378°F).

Drilling on a second production well, 38-14, was divided into two stages due to mechanical difficulties with the drilling rig and was completed by July 7, 2007 to a total depth of 1653m (5426 ft). The well intersected a flow of hydrothermal fluid that flashed at 110°C (230°F) at depth of 121m (397 ft). Temperature logs recorded temperatures as high as 170°C (339°F) at 813m (2667 ft) with a reversal down to 154°C (309°F) at the bottom of the well.  Well 38-14 is not a commercial producer and has not been flow tested.

A third production well, 23-14, was completed September 17, 2007 to a total depth of 1041m (3415 ft). At 1036m (3400 ft), a temperature of 190°C (374°F) was recorded.  A third party geothermal consulting company determined that data from flow-test results are indicative of another prolific well, with the potential to produce 7.5 (net) MW of power.

A fourth production well, 25-14, was completed January 14, 2008 to a total depth of 722m (2370 ft). Flow testing encountered temperatures of 192°C (378°F). A third party geothermal consulting company determined that data from flow-test results are indicative of a third prolific well, with the potential to produce 7.5 (net) MW of power.

A fifth well, 44-14, was completed at the end of February and, pending further work, is not commercial. The Company plans to drill the well deeper some time during 2009. A sixth step out well, 58-15, was completed May 8, 2008 and although it can be used as an injection well, the current plan is to complete it as a production well. Production and injection tests indicate the highest temperatures yet at Blue Mountain. Temperatures of 213°C (415°F) were measured and subsequent flow testing by a third party consulting firm confirmed the well will produce 5.5 (net) MW unassisted. The Company is working with pump suppliers and it is possible the well will produce 7.5 (net) MW, if pumped.

In early 2006, the Company applied for an interconnection to the SPPC 120kV transmission line near Mill City.  Subsequent facility and transmission line impact studies by SPPC confirmed suitability and identified costs. An interconnection System Impact Study facilitated the selection of a route for a transmission line.  A cultural resource survey was completed in April 2007 and no artifacts were found. The selected right-of-way (“ROW”) is 34 km (21 miles) long and located on gently rolling undeveloped desert terrain.  The Company and SPPC executed a LGIA in November 2007 for up to 75 MW power.  Rights-of-way are fully contracted at the time of this report and the Company has entered into an approximately US$4.5 million transmission line contract with Wilson Utility Construction Co.

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NEVADA GEOTHERMAL POWER INC. Management’s Discussion and Analysis For the Year Ended June 30, 2008	Form 51-102F1

An Environmental Assessment (“EA”) was completed December 17, 2007, and the finding of no significant impact (“FONSI”) facilitated approval of the Company’s Operations Plan and Plan of Utilization by the United States Department of the Interior Bureau of Land Management.  A limited Utility Environmental Protection Act (“UEPA”) permit was approved during July and the full permitting or equivalent is expected to be completed by Ormat when engineering design is more complete: the CAPP (Chemical Accident Prevention Program) permit and Air Quality permit applications both require detailed engineering design with application.

Ormat began designing the power plant and ordering long lead time equipment during the first quarter of calendar 2008. The EPC work, along with parts fabrication continued during the second quarter, supported by a second LNTP, and an increase in the size of the supporting letter of credit by US$5 million, to US$15 million, issued May 1, 2008.

Following the year end, the Company issued two further LNTP, increasing the project commitment to US$32.3 million, prior to issuing a FNTP August 29, 2008. The FNTP was issued simultaneously with closing a financing facility with Trust Company of the West (“TCW”), a major US investment management firm, for up to US$180 million.

On October 3, 2008 the US federal government extended production tax credits for geothermal projects until the end of 2010, favourably affecting the projected economics of the Company’s project at Blue Mountain, Nevada.

2)  Pumpernickel Geothermal Project – Humboldt County - Nevada

The Company has private and federal geothermal leases comprising a total holding of 2,680 hectares (6,622 acres).  The leases include 1,275 hectares (3,151 acres) of land located approximately 16 km (10 miles) from Newmont’s Lone Tree Mine and leased under an agreement with Newmont USA Ltd. On April 26, 2006, the Company entered into an agreement with Ormat whereby Ormat would transfer BLM Lease #074855 (1,405 hectares or 3,472 acres) to the Company and provide preferred equipment pricing, for a one time cost of US$15,000 and a right of first refusal for the Pumpernickel power plant equipment.  The lease is encumbered by an overriding (0.5%) royalty interest with Ehni Enterprises Inc.  The Company was subsequently granted two outstanding BLM leases, adding another four sections of federal land.

A maximum temperature of 135°C (275°F) was recorded on bottom in a well drilled by Magma Power Company in 1974 to 919 m (3071 ft).  Four thermal gradient holes drilled in September 2005, defined temperature gradients between 75-200°C/km.  Geothermal water samples obtained from drilling and hot springs, analyzed by Thermochem Labs, indicate geothermometry of up to 220°C (428°F).

A third party geothermal consulting company completed a deep slim well design in March 2007. A seismic survey, completed in the 4th quarter of fiscal 2007, was analyzed in conjunction with the prior data and it highlighted target drilling areas.

In September 2007, a third party consultant prepared a report regarding structural geological analysis of seismic reflection data in Pumpernickel Valley that may indicate permeable pathways for up-flowing geothermal fluids. It also helps identify potential drilling targets for geothermal exploration. Gas sampling and a thorough review of geochemical and geological data, coupled with a new gravity-seismic interpretation of structural targets, resulted in a better understanding of the reservoir and helped confirm a deep exploration well target.

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NEVADA GEOTHERMAL POWER INC. Management’s Discussion and Analysis For the Year Ended June 30, 2008	Form 51-102F1

Three additional thermal gradient wells were completed between March 30 and April 8, 2008. Two of these wells revealed temperature gradients slightly higher than 100°C/km. The third was even higher and this new information helped confirm a deep exploration well target. An additional study to evaluate the distribution of shallow ground temperatures is planned for September, 2008.

Three exploratory water supply boreholes drilled to ~140 feet, and a subsequent fourth borehole to 280 feet successfully identified a low total dissolved solids (TDS) groundwater source suitable for use in cooling towers, and for exploration drilling support. Four permanent water well locations have been identified.

Sierra Geothermal Power Corp., a TSX Venture listed company (“SRA”) (formerly Inovision Solutions Inc.), has an option to earn a 50-per-cent joint venture interest in the Pumpernickel geothermal land under lease to NGP. Under this option, Sierra Geothermal is required to make certain cash payments and to issue common shares to the Company as well as to undertake $5-million in project expenditures over a 5 year period that began December 15, 2004. During December 2007, the Agreement was amended to facilitate exploratory drilling by December 15, 2008, following thermal gradient drilling. As a result, assuming SRA funds the estimated exploratory drilling costs, it is anticipated they will earn 50% joint venture interest one year earlier than originally contemplated and the Pumpernickel development will advance one year faster than the original plan. The thermal gradient work is complete and confirmed previous drilling targets. A deep exploratory well is planned prior to year end 2008.

3)  Black Warrior Project – Washoe and Churchill Counties – Nevada

The Company has a total of 2,539 hectares (6,273 acres) of both private land and federal lands including water and surface rights.  The private leases are subject to a 3.5% royalty on gross revenue from electricity sales, and the Company has an option to purchase the royalty interest for US$1 million. A gravity survey was conducted July 14, 2007 through July 25, 2007.

Field reconnaissance and data reviews between April and August, 2008, resulted in a refined thermal anomaly contour map, that helped identify the target location for an exploration well designed to assess deep resource temperatures, fluid characteristics and geothermometry. As of August, 2008, a well pad has been graded and minor improvements to a short section of road have been completed. Future plans include further improvements to access roads and investigation of additional surface exploration methods, including geophysical procedures, a study to assess very shallow ground temperature distributions and further geological mapping.

4)  Crump Geyser Project – Lake County – Oregon

The Crump Geyser project is 48 km (30 mi) east of Lakeview, Oregon.  In August 2005, the Company acquired leases at Crump Geyser, totaling 2,916 hectares (7,205 acres) of private land.  The private leases are subject to a 3.5% royalty of gross revenues from the sale or use of electricity.

In 1959, a 512m (1,680 ft) well drilled by Magma Power Company, spontaneously erupted a few days after it was abandoned.  The well flowed boiling water into the air continuously for six months and then reverted to irregular eruptions.  Although the geyser is currently plugged, boiling water still rumbles at depth and bubbles to the surface.

A three point Schlumberger resistivity survey performed in January 2006 showed a strong anomaly (highly conductive area) that appeared to be approximately 6 km2 (2 mi2).

A third party geothermal consulting company reported a 20 year lifecycle for a 40MW (90% probability) geothermal resource, a most likely (model) of 60MW, and a deep reservoir temperature of 150°C ± 10°C (300°F ± 15°F), based on the results to date.  A geochemist with Thermochem Labs was retained to evaluate the geothermometry and subsequently confirmed the reservoir temperature.

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NEVADA GEOTHERMAL POWER INC. Management’s Discussion and Analysis For the Year Ended June 30, 2008	Form 51-102F1

During May through August, 2008 a review of geochemical and thermal data, new structural mapping, and field reconnaissance identified targets for subsurface exploration: 1) shallow push-core holes, 2) shallow thermal gradient wells, and 3) several intermediate depth exploratory wells. Well designs, drilling programs and drilling permit applications are in progress and will be submitted to the Oregon Department of Geology and Mineral Industries in the fall. In August 2008, a third party consultant completed a comprehensive report covering permitting issues pertaining to leases, exploration, and power plant development in Oregon.

FINANCIAL SUMMARY

During the year ended June 30, 2008, the Company continued developing its Blue Mountain, Nevada property by drilling and completing wells 38-14, 23-14, 25-14, 44-14 and 58-15. In addition, the Company completed all permitting that could be completed prior to detailed engineering design, negotiated all rights-of-way for its planned transmission line and began engineering, procurement and construction of a 49.5 (gross) MW power generation plant by authorizing US$26.3 Million work under a LNTP with Ormat. The Company used funds available from the US$20 million Glitnir bridge loan supported by an irrevocable US$15 million letter of credit, and $15 million equity funds raised during May, 2008. Given the growing pace of drilling activity and EPC work, combined with negotiation of rights-of-way and permitting, the Company’s expenses and net loss grew to $3,460,709 or $0.04 per share compared to a loss for the year ended June 30, 2007 of $2,874,979 ($0.05 per share).  The net loss increase primarily results from an increase in operating expenses associated with increasing activity.

Operating expenses increased with the size and scope of operations as the Company continued to invest in its Blue Mountain project. Engineering and project management work added to the increasing pace of permitting and drilling. Administration and consulting costs of $1,117,230 (2007 – $586,469) increased as the number of employees increased. Associated expenses also increased: office expenses $147,447 (2007 - $78,334) and rent and telephone costs $144,298 (2007 - $77,365) all increased. Convention and publishing costs as well as legal, investor relations, travel, transfer agent and regulatory fees of $957,653 (2007 – $653,044) also increased with the increasing activity, in part due to the additional financing requirements.  A one time recruitment fee was paid when the Company purchased certain assets of Fairbank Engineering Ltd and hired the former employees.

The foreign exchange loss results from application of the temporal method of foreign subsidiary exchange accounting, historic Cdn $ equity issues, US $ expenses & investment, and a stronger Canadian $ conversion rate compared to the conversion rate in effect at the time of the original investment, consistent with previous practice and GAAP. We note that there is no foreign exchange loss in our US $ denominated subsidiary.

Losses are offset by interest income $316,984 (2007 - $448,195) and payments associated with the Pumpernickel contract that exceeded the costs to date.

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NEVADA GEOTHERMAL POWER INC. Management’s Discussion and Analysis For the Year Ended June 30, 2008	Form 51-102F1

SELECTED ANNUAL INFORMATION

The following selected financial information was obtained from the audited consolidated annual financial statements of the Company for fiscal years ended June 30, 2008, 2007 and 2006.  These financial statements were audited by Morgan & Company, Chartered Accountants.  The effect of applying the treasury stock method to the Company’s loss per share calculation is anti-dilutive.  Therefore basic and diluted losses per share are equal for the years presented.

(Rounded to the nearest thousand dollars)

For the year ended June 30		2008	2007	2006
a) Total Revenues	$	Nil	Nil	Nil
b) (Loss) before discontinued operations and extraordinary items		$(3,461,000)	(2,875,000)	(1,605,000)
c) Basic and diluted loss per share		$(0.04)	(0.05)	(0.04)
d) Net (loss) for the year		$(3,461,000)	(2,875,000)	(1,605,000)
e) Basic and diluted loss per share		$(0.04)	(0.05)	(0.04)
f) Total assets		$82,933,000	39,819,000	25,825,000
g) Total long-term financial liabilities		$22,363,386	424,000	Nil
h) Cash dividends per share for each class of share	$	Nil	Nil	Nil

The increasing losses and increasing net losses reflect higher expenses associated with the Company’s work on its Blue Mountain power plant project development. Similarly, the increases in total assets result from a combination of the deferral of exploration costs, the investment in capital assets and the increasing cash position that has resulted from successful financing activities. On a comparative basis, the Company has increased these activities as a direct function of the successful results of its exploration program and its increasing commitment to building the Blue Mountain power plant. During the 2006/7 fiscal years, the company raised approximately $33 million primarily to fund the continued exploration and the development of the Blue Mountain Geothermal Project in Nevada.  During the 2008 fiscal year the Company raised approximately $50 million (including $15 million as letters of credit). Consequently, total assets have increased significantly when compared to prior year totals. Long term liabilities are estimated asset retirement obligations, and the Glitnir bridge loan that was reclassified as long term at June 30, 2008 as a result of its repayment with the proceeds of the long term financing subsequent to year end.

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NEVADA GEOTHERMAL POWER INC. Management’s Discussion and Analysis For the Year Ended June 30, 2008	Form 51-102F1

SUMMARY OF QUARTERLY RESULTS

	Period	Revenue	Loss (Income)	Loss (income) per share
				(Basic and fully diluted)
		(Unaudited)	(Unaudited)	(Unaudited)
4th	Quarter 2008	$ Nil	$1,315,598	$ 0.02
3rd	Quarter 2008	$ Nil	$1,063,578	$ 0.01
2nd	Quarter 2008	$ Nil	$590,532	$ 0.01
1st	Quarter 2008	$ Nil	$491,292	$ 0.01
4th	Quarter 2007	$ Nil	$2,030,000	$ 0.015
3rd	Quarter 2007	$ Nil	$356,863	$ 0.01
2nd	Quarter 2007	$ Nil	$251,000	$ 0.005
1st	Quarter 2007	$ Nil	$237,000	$ 0.01

The loss for the disclosed periods results primarily from the Operating Expenses - people and associated costs - incurred in each Quarter.  The Company’s Operating Expenses relate to the financial resources available and the development work undertaken.  Consequently, observable trends may not be meaningful.

The current trend is generally increasing losses as the Company grows and develops its most advanced geothermal project at Blue Mountain. Normalized overhead expenses are growing as a result of increasing activity. The Company’s cash overhead expenses, some of which are billed to the Blue Mountain project, are approximately $700,000 per quarter. Management anticipates that the Company will incur losses until its Blue Mountain project is in commercial operation.

The loss in the fourth quarter of fiscal 2008 results primarily from higher expenses associated with the Company’s escalating Blue Mountain project development as well as the stock based compensation expense associated with the award to employees and directors. The loss in the fourth quarter of fiscal 2007 resulted from higher administration, consulting and stock based compensation expenses, as well as a foreign exchange loss resulting from the change in the Canadian exchange rate.

TRANSACTIONS WITH RELATED PARTIES

During the fiscal years ended June 30, 2008 and 2007, the following payments were made or accrued to directors, officers, former officers and to companies controlled by directors of the Company:

	2008	2007

Consulting and wages - administration	$397,326	$283,528
Director fees	$58,136	$54,772
Consulting, including financing success fee – geothermal	$822,227	$693,374
Rent	$11,613	$2,888
Recruitment fees	$131,200	$-
Capital assets	$102,143	$-

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NEVADA GEOTHERMAL POWER INC. Management’s Discussion and Analysis For the Year Ended June 30, 2008	Form 51-102F1

Consulting fees and wages are mainly comprised of salary paid to the CEO and CFO, who are also directors and officers of the Company, during the normal course of their employment. Geothermal consulting costs primarily result from success fees paid to a director of the Company in connection with successfully arranging the Company’s bridge loan with Glitnir and two subsequent letters of credit in support of the LNTP contracted with Ormat. These success-based financing fees are currently estimated to reach $2.6 million. Recruitment fees and Capital Asset purchases relate to the purchase of assets from Fairbank Engineering Ltd and hiring the former employees.

As at June 30, 2008, a total of $81,179 was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is interest free, unsecured and is payable on demand.

OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2008, the Company had provided a letter of credit under the terms of the 20-year power purchase agreement with Nevada Power Company and also a US$15 million letter of credit to Ormat.

As security for the Nevada Power letter of credit the Company placed US$645,000 on deposit at a Canadian Chartered Bank.  Nevada Power Company has the right to draw upon these funds in the following circumstances: 1. if the Company fails to make any required payments under the contract;   2. if the letter of credit is not renewed by the required date or; 3. if certain conditions regarding the credit rating of the issuing financial institution are not met.

Ormat has the right to draw upon the US$15 million letter of credit if the Company fails to make required payments. Subsequent to the year end, simultaneously with repaying the Glitnir bridge loan the Company cash collateralized a $15 million letter of credit issued by Bank of the West.

One of the terms of the LGIA with SPPC (executed during November, 2007) is posting a letter of credit for US$1,370,100. Subsequent to the fiscal year end, during September 2008, following full project funding by TCW, the Company cash collateralized the letter of credit and it was issued to SPPC by Bank of the West.

The Company has no other material off-balance sheet arrangements, such as guarantee contracts, derivative instruments or any other obligations that trigger financing, liquidity, market or credit risk to the Company.

ACTUAL AND PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates geothermal properties for potential acquisitions or disposals which, if appropriate, would be presented to the Board for consideration. There were no transactions during the quarter.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Consistent with its accounting policies, during the year ended June 30, 2008, the Company began recording construction in progress that will be depreciated over the 20 year life of the Company’s Power Purchase Contract when the Blue Mountain Power Plant investment is commercial.

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NEVADA GEOTHERMAL POWER INC. Management’s Discussion and Analysis For the Year Ended June 30, 2008	Form 51-102F1

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, marketable securities and accounts payable and accrued liabilities.  The fair value of these instruments approximates their carrying value due to their short-term maturity of less than one year.

Cash equivalents include money market based investments and term deposits where maturity is less than ninety days or that may be liquidated at the Company’s option without significant penalty. The amounts invested are in excess of amounts protected by the Canadian and US Government deposit insurance programs. Following the year end, as a result of cash collateralizing the Ormat and Sierra Pacific letters of credit, the Company holds a large investment in certificates of deposit at Bank of the West, an AA- (S&P) rated western US bank.

OUTSTANDING SHARE DATA

The Company has authorized unlimited common shares, without par value, 25,000,000 first preferred shares, without par value, and 25,000,000 second preferred shares without par value. Refer to Note 9 of the financial statements.  As at June 30, 2008, the Company had 94,169,504 common shares issued and outstanding.  There are no other classes of shares issued and outstanding.  As of the date of this report, the Company had 94,394,504 common shares outstanding.  As at June 30, 2008, the Company had 8,009,000 stock options outstanding at various exercise prices and expiring on various future dates.  As of the date of this report, the Company had 8,126,000 stock options outstanding at various exercise prices and future dates.  As at June 30, 2008, the Company had 23,052,000 share purchase warrants outstanding at various exercise prices and expiring at various future dates.  As of the date of this report, the Company had 23,052,000 share purchase warrants outstanding at various exercise prices at future dates.  As at June 30, 2008, the Company had 1,846,160 agents’ units exercisable at $0.65 per unit, expiring March 1, 2009 and 1,050,000 agents’ options outstanding exercisable at $1.00 per option expiring November 15, 2009.  Each $0.65 unit consists of one common share and one share purchase warrant.  Each $1.00 agent option is exercisable into one common share.

At the effective date of this MD&A, if all of these options and warrants were exercised, a total of 130,314,824 common shares would be issued and outstanding.

INVESTOR RELATIONS

In December 2006, the Company extended its contract with Pro-Edge Consultants Inc., an investor relations firm that represents companies in the resource sector. In January 2008, the Company retained the services of CCM consulting, a division of Cronus Capital Markets (CCM) Inc. to assist the Company with information-based strategies to increase market efficiencies and overall liquidity. The Company also employs Ms. Shelley Kirk as Director, Investor Relations.

CAPITAL RESOURCES AND LIQUIDITY

The Company does not have operations that generate positive cash flow.  At June 30, 2008, the Company had $11,686,765 in cash and equivalents on hand, and working capital of $1,417,696

The cash and equivalents on hand have been used to advance, primarily, the Blue Mountain Geothermal Project and to fund general office and administrative costs.  Historically, the Company has been able to complete all of its exploration activities and to meet its financial commitments.

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NEVADA GEOTHERMAL POWER INC. Management’s Discussion and Analysis For the Year Ended June 30, 2008	Form 51-102F1

The Company’s activities have been funded by proceeds from private placements of the Company’s securities, the exercise of incentive share purchase options and of share purchase warrants, US Department of Energy funding on certain properties, earn-in interests on certain properties and a US$20 million bridge loan and US$15 million letters of credit with Glitnir. The bridge loan was completely drawn at June 30, 2008, and repayable at the earlier of 12 months from the effective date (November 1, 2008) or the closing of construction financing.

Following the year end, on August 29, 2008, the Company closed a financing with TCW for up to US$180 million. The Company believes these funds will be sufficient to complete its investment in its Blue Mountain project and that, as a result, the Company is expected to generate revenue and earnings by early 2010. Nevertheless, the Company is dependent upon successfully raising additional funds for its continuing operations and additional projects. While it has been successful to date, there is no assurance that the Company will be successful in obtaining future funding.

RISKS AND UNCERTAINTIES

By its very nature, geothermal exploration and development involves a high degree of risk, and considerable expenditures are required to substantiate the commercial viability of a geothermal field and then to develop it to profitable production.  The Company competes with other geothermal enterprises, some of which have greater resources to explore and to develop geothermal concessions. These resources include money, personnel, consultants, and equipment.

The Company is at risk from changes in general economic conditions and financial markets, changes in the price of oil, gas and electricity, changes to current favorable tax incentives with respect to production tax credits, changes in technological, and operational hazards in the Company’s exploration, construction and development activities, uncertainties inherent in the resource development, the timing and availability of financing, governmental and other approvals, and other risk factors listed from time to time by the Company.  These factors may impact upon the Company’s ability to finance its programs and to carry out operations.

Following the year end, as a result of cash collateralizing the Ormat and Sierra Pacific letters of credit, the Company holds a large investment in certificates of deposit at Bank of the West, an AA- (S&P) rated Western US bank.

The Company’s geothermal properties are all located in the United States.  As a result, the Company is subject to currency fluctuations. The exploration activities expose the Company to potential environmental liabilities relating to the development of the geothermal concessions in accordance with United States laws and regulations.

There is no guarantee that title to the properties in which the Company has a recorded interest will not be challenged.  However, management is not aware of any impediment to its ownership of these properties.  Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations.

FORWARD LOOKING STATEMENTS AND ESTIMATES

Except for statements of fact related to the Company, certain statements made herein may constitute “Forward-Looking Statements”.  These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and investigation and acquisition of new projects.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate,” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.  Forward looking statements are based on the beliefs, opinions and estimates of management at the date the statements are made, current expectations at that date and these by their inherent nature entail various risks, uncertainties and other unknown factors.  Consequently, there can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Some important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” contained immediately before this section.  Therefore the reader is cautioned not to place undue reliance on forward-looking statements.  Further, the Company disclaims any obligation or intention to update or to revise any forward-looking statement, whether as a result of new information, of future events, or otherwise except as may be required under applicable securities legislation.

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NEVADA GEOTHERMAL POWER INC. Management’s Discussion and Analysis For the Year Ended June 30, 2008	Form 51-102F1

This MD&A contains estimates of geothermal resources.  By its very nature, the estimation of resources is uncertain and involves subjective judgments about many factors.  The accuracy of any such estimates is a function of the quality and quantity of available data, of the assumptions made and of the judgments used in the engineering and of the geological and of the geophysical interpretations, which may ultimately prove to be unreliable.  There can be no assurance that these estimates will be accurate or that such geothermal resources can be successfully and economically exploited.

CORPORATE DISCLOSURE PRACTICES, POLICIES AND CONTROLS

The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.  The Board of Directors has the responsibility to understand the principal risks of the business of the Company and to confirm that there are systems in place that effectively monitor and manage those risks with a view to the long-term viability of the Company.  Committees of the Board presently consist of an Audit Committee, Compensation and Nominating Committee and a Governance Committee.  The Audit Committee consists of three directors, all of whom are considered independent.  The role of the Audit Committee is to review the Company’s financial statements and the financial disclosure that is publicly disseminated, to review the systems of internal controls, and to monitor the performance and the independence of the Company’s external auditors.  The Compensation and Nominating Committee consists of four directors, three of whom are considered independent. The role of the Compensation and Nominating Committee is to recommend levels of executive compensation and to identify and to recommend to the Board the new director nominees at each annual meeting of the shareholders.  The Governance Committee also consists of four directors, three of whom are considered independent. The role of the Governance Committee is to establish and to monitor the governance practices and procedures of the board of directors, and to monitor the effectiveness of the Board of Directors and of the Board Committees.

The board of directors has implemented the following policies:

1. Code of Business Conduct and Ethics.  This policy reaffirms the Company’s high standards of conduct;

2. Code of Employee Conduct. This policy reaffirms the Company’s high expectations of its Members;

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NEVADA GEOTHERMAL POWER INC. Management’s Discussion and Analysis For the Year Ended June 30, 2008	Form 51-102F1

3.  Communications and Corporate Disclosure Policy.  The objective of this policy is to ensure that communications to the investing public about the Company is timely, complete, factual and accurate and broadly disseminated in accordance with all legal and regulatory requirements;

4.  Privacy Policy.  The purpose of this policy is to balance the privacy rights of individuals and the information requirements of private organizations; and

5.  Whistle Blower Policy.  The purpose of this policy is to provide the Company’s employees and consultants with a mechanism by which they can raise any concerns free of any discrimination, retaliation or harassment.  Copies of these policies are available from the Company.

The Company continually evaluates, under the supervision of the President and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based upon this evaluation, the President and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective and that the information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner (b) disclosed in reports is accumulated and communicated to management, including the Company’s President and Chief Financial Officer, to allow timely decisions regarding required disclosures.

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are designed to ensure that information required to be disclosed in its reports filed or submitted under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.  In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as at June 30, 2008, at the reasonable assurance level, because of the material weaknesses described in Management’s Report on Internal Control over Financial Reporting.

Notwithstanding the existence of the material weakness described below, management has concluded that the consolidated financial statements in this Form 20-F fairly present, in all material respects, the Company’s financial position, results of operations and cash flows for the periods presented.

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NEVADA GEOTHERMAL POWER INC. Management’s Discussion and Analysis For the Year Ended June 30, 2008	Form 51-102F1

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP), including a reconciliation of net loss to US Generally Accepted Accounting Principles (US GAAP).

The Company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Internal controls over financial reporting, no matter how well designed, have inherent limitations.  Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements.  Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2008, based on the criteria set forth in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  The objective of this assessment was to determine whether the Company’s internal control over financial reporting was effective as of June 30, 2008.

A material weakness, as defined by the Securities Exchange Commission rules, is a significant deficiency, or combination of significant deficiencies, such that there is a reasonable possibility that material misstatements of the annual or interim consolidated financial statements will not be prevented or detected.  In its assessment of the effectiveness of internal control over financial reporting as of June 30, 2008, management determined that there was a control deficiency that constituted a material weakness, as described below.

Certain journal entries were prepared during the year ended June 30, 2008 by the Chief Financial Officer.  While there was input from the company’s external auditors and discussion of the impact of such journal entries with the audit committee at quarterly meetings, the process for review and approval of such journal entries was not documented and formally approved during the year ended June 30, 2008.  This internal control weakness did not result in any errors being posted to the consolidated financial statements but presented some opportunity for management override of the company’s internal control over financial reporting.

Based on our assessment and because of the material weakness described above, management has concluded that our internal control over financial reporting was not effective as of June 30, 2008.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2008 has been audited by Morgan & Company, the Company’s independent registered public accounting firm, as stated in their report which appears herein.

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NEVADA GEOTHERMAL POWER INC. Management’s Discussion and Analysis For the Year Ended June 30, 2008	Form 51-102F1

Remediation to Address Material Weakness

The Company will implement a formal process to review with the external auditors and the audit committee any significant complex journal entries prepared by the Company’s Chief Financial Officer.  The Company will ensure that discussions held with the audit committee with regard to such journal entries are noted in the minutes of the audit committee meeting.

Changes in Internal Control over Financial Reporting

During the fiscal year ended June 30, 2008, there were changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting as follows:

The Company has enhanced its internal control over financial reporting, including improving the dissemination of corporate governance policies to employees, strengthening general computer controls and formalizing the analysis and review of financial statement line items.

OTHER INFORMATION

The Company’s web site address is www.nevadageothermal.com.  A copy of this management discussion and analysis, the 2008 audited financial statements, previously published management discussion and analysis, previously published financial statements, and other information, is available on the Company’s web site or on the SEDAR website at www.sedar.com.  The Company is listed on the TSX Venture Exchange with the trading symbol “NGP”.

APPROVAL

The Audit Committee of the Company has approved the disclosure contained in this management discussion.

DISCLAIMER

The information contained within this discussion, by its very nature, is not a thorough summary of all matters and developments concerning Nevada Geothermal Power Inc. This information should be considered with all of the disclosure documents of the Company.  The information contained herein is not a substitute for a detailed investigation or an analysis of any issue related to the Company.  No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.  Further, certain data included in this document may be historical in nature.  Consequently, it may not have been verified by the Company’s technical staff and therefore it should not be relied upon.

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